July 11, 2006


 Sasha Parikh
 Staff Accountant
 Division of Corporate Finance
 United States Securities and Exchange Commission

 Re:  American HealthChoice, Inc.
 Form 10-KSB for Fiscal Year Ended September 30, 2005
 Filed January 13, 2006
 File No. 0-26740


 Dear Ms. Parikh:

 Following are the supplemental responses, which you requested in our phone conversation earlier today.


 Form 10-KSB for the year ended September 30, 2005


 Critical Accounting Estimate, page 10
 -------------------------------------

  1. Following are our responses:

        * Per a phone conversation with Mary Mast, we will restate 2003 by increasing bad debt expense by $180,000 and restate 2004 by decreasing bad debt expense by $180,000 related to the software problem. The MD&A Summary Results of Operations will be restated accordingly for 2003 and 2004. The Statement of Operations will be restated for 2004 along with the statements of Cash Flow and Changes in Stockholders Equity. The Balance Sheet will not change.

        Following is the supplemental response on July 11, 2006:

           The original entry in fiscal 2004 was:
             Bad debt expense                               180,000
             Allowance for discount and uncollectible                 180,000

         The purpose of this entry was to record the write-off of patient accounts, which should have been written-off in 2003 due to a software problem with the accounting system. The expense was included in 2004 because we did not discover the error until the audit for 2004.

         Following  is  the complementary  entry  in 2004  to  write-off  the patient accounts from the gross accounts receivable account on the balance sheet and reduce the allowance account accordingly:

             Allowance for discount and uncollectible       180,000
             Accounts Receivable                                      180,000

         As a further clarification, the $180,000 credit (addition) to the allowance account was included in the $1,923,000 bad debt expense in the previous "walk" and the $180,000 write-off was included in the $449,000 other category, which is a debit (reduction) to the reserve.

         Since the $180,000 bad debt expense should have been accrued in 2003 because that was the year in which the error occurred, the following entries were recorded to restate the financial statements for 2003 and 2004:

             Bad debt expense                               180,000
             Allowance for discount and uncollectible                 180,000
               Record bed debt expense in fiscal 2003

             Allowance for discount and uncollectible       180,000
             Bad debt expense                                         180,000
               Reduce bad debt expense in 2004 to reflect restatement of 2003

         As a further clarification, the beginning reserve at October 1, 2003 in the "walk" was increased by $180,000 to reflect the transfer of the bad debt expense to 2003 and the 2004 bad debt expense was reduced by $180,000. The "push back" of the expense did not change the actual write-off of the accounts included in the $449,000 for the 2004 "walk" nor did it change the allowance balance at September 30, 2004. We simply moved the expense back to 2003.

        * A footnote will be added to the table which will list the detail for the "other" category. Since we are restating 2003 for the $180,000 discussed above, the beginning allowance balance at October 1, 2003 will increase by $180,000 and the bad debt category for 2004 will decrease by $180,000 to $1,743,000.

        Following is the supplemental response as of July 11, 2005:

        The detail for the $449,000 is the following:

           Write-off of accounts due to software problem in 2003     $180,000
           Write-off of accounts at closed New Orleans clinic        $120,000
           Write-off of accounts at closed clinic in Corpus Christi   $60,000
           Reconciliation of accounts at various clinics, net         $89,000

        * As discussed above, the restatement to 2003 and 2004 in the amount of $180,000 will be disclosed in Note 15.

        * We will disclose in a footnote any material items in the other category for 2005.

        Following is the supplemental response as of July 11, 2006:

        The detail for the $180,000 other category in 2005 is as follows:

           Patient accounts purchased in connection with
             clinic acquisition                                       $90,000
           Reconciliation of accounts at various clinics, net         $90,000

        The entry for the $90,000 purchase of patient billings for $1 was:

           Accounts receivable                              $90,000
           Allowance for discount and uncollectible                   $90,000
             Record purchase of patient accounts from BRL Management


           I will telephone later to discuss these supplemental responses.


 Sincerely,

 /s/ John C. Stuecheli
 ---------------------
 John C. Stuecheli
 Vice President and CFO